FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of December 2013 No. 5

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On December 20, 2013, the registrant announced Signing Definitive Agreement Creating Joint Venture with Panasonic Corporation to Acquire its 3 Semiconductor Factories in Japan and to Manufacture Panasonic and Additional Products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: December 20, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Signs Definitive Agreement Creating Joint Venture with Panasonic Corporation to Acquire its 3 Semiconductor Factories
in Japan and to Manufacture Panasonic and Additional Products

TowerJazz revenue to increase by approximately $400 million a year, enabling a $900 million annual run rate opportunity starting Q2 2014 and improving profitability following the closing of this transaction

Highlights of the Deal

•	TowerJazz to hold 51% of the joint venture (JV)

•	Provides TowerJazz with incremental annual revenues of approximately $400 million and above that substantial capacity for additional foundry business growth

•	Added available capacity of approximately 800,000 wafers per year (8 inch equivalent) in three manufacturing facilities in Japan

•	Panasonic committed to acquire its products from the JV for a period of at least 5 years of volume production

•
Expanding TowerJazz leadership to include a state of the art 300 mm analog technology fab including best of class 65nm CMOS image sensor dark current and quantum efficiency performance and additional 45 nm digital technology

•	Closing of the transaction expected to be by April 2014

MIGDAL HAEMEK, Israel, December 20, 2013 – TowerJazz, the global specialty foundry leader today jointly announced with Panasonic Corporation (First Section of TSE and NSE ticker: 6752), the signing of a definitive agreement to create a joint venture (JV) to manufacture Panasonic’s products. Within the scope of the JV, Panasonic will transfer its semiconductor manufacturing process and capacity tools of 8 inch and 12 inch wafers at its Hokuriku factories (Uozu, Tonami and Arai) to the JV, committing to acquire its products from the JV for a long term period of at least five years of volume production, and will transfer to TowerJazz 51% of the shares of this JV.

Following this transaction, TowerJazz will rationalize its Japanese business, which may include fab consolidations between TowerJazz's Nishiwaki facility and the JV's facilities, and to this end, TowerJazz is evaluating potential ventures for the Nishiwaki facility.

The JV will continue the production of Panasonic's semiconductor processes as Panasonic's subcontractor as well as seek to expand operations by leveraging TowerJazz's customers and businesses to capture out-of-group sales.

The JV is expected to increase TowerJazz’s technology offerings by providing multiple additional specialty flows, including Panasonic's world-class specialty flows such as High Definition FSI – a world famous CIS (CMOS Image Sensor) benchmark technology for high quantum efficiency, low dark current CIS technology, and high voltage SOI (silicon-on-insulator) based power management technologies.

High Definition FSI is a unique technology that enables the use of front side illumination (FSI) even for small pixels, where usually, an expensive backside illumination (BSI) is being widely used in the industry. High Definition FSI consists of light separation walls combined with a light pipe structure that funnels the light into the individual pixels with minimal light loss. This technology provides high sensitivity (high quantum efficiency) to light, low sensitivity to different angles of light that helps in preventing shading at the periphery of the image and excellent color separation leading to true and vivid colors.

The dark current performance CIS technology is known to be one of the best in the industry, not only in the average very low values of dark currents even at elevated temperatures, but also with extremely small tail of high dark current pixels, known as “bright pixels”. As a result, Panasonic technology allows excellent images at low light conditions (night) with no bright pixels in the image. This technology is well suited for high end DSLR (digital single lens reflex) type cameras.

The production of High Voltage SOI technology from Panasonic immediately extends TowerJazz's BCD (Bipolar-CMOS-DMOS) offering from 80V to 190V enabling entry into new display driver, industrial and medical markets previously not accessible.  The technology includes a low-Rds(on) integrated IGBT (insulated-gate bipolar transistor) to enable efficient high-voltage drivers, 5V CMOS for integration of digital and analog functions, SOI substrates for virtually perfect signal isolation, and thick Cu layers for low-loss interconnects.

Amir Elstein, TowerJazz Chairman, stated, "This acquisition and the JV creation with Panasonic Corporation is just one of the culminating strategic events, that is enhancing TowerJazz's business leadership,  and is intensively focused on creating shareholder value".

Russell Ellwanger, TowerJazz CEO, commented, "We are honored to place our name side by side with Panasonic Corporation to create an innovative joint venture that provides high capacity, highest quality, multiple world leading analog platforms and, as well, 300mm advanced technology nodes. This partnership brings together two leaders – Panasonic, an acknowledged analog components and systems leader, and TowerJazz, a recognized analog foundry leader - to create a company that will serve and grow the analog foundry space as no existing single foundry company can."

As consideration for its 51% equity holding in the JV, after closing of this transaction, TowerJazz will issue to Panasonic ordinary shares in the value of approximately $8 million, to be calculated based on TowerJazz average shares value during March 2014. As a result of holding its ordinary shares, Panasonic will become a minority stakeholder in TowerJazz.

The JV balance sheet assets will include, among others, the cap-ex tools of the three fabs, cash in the amount of approximately $40 million to be invested by Panasonic and work in process (inventories) manufactured at Panasonic fabs before the closing date.

Tower Jazz was represented on the transaction by Yigal Arnon & Co. and DLA Piper law firms.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Inc., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

###

TowerJazz Company Contact in Asia: Shoko Saimiya | 81-795-23-6609 | saimiya@towerjazz.com
Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com